SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 28, 2006

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

November 27, 2006.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

     Ref.: Transportadora de Gas del Sur S.A.

Dear Sirs,

We address you in connection with Transportadora de Gas del Sur S.A. Board of Directors’ meeting held on November 9, 2006, in order to inform you that in said meeting the Board convened a Special Shareholders’ meeting to be held on December 21, 2006, in order to discuss, among other issues on the agenda, the creation of a global program for the issue of unsecured non-convertible debt notes, denominated in US dollars or any other currency, in different classes or series, in a maximum aggregate amount of US$650,000,000 (US Dollars Six Hundred and Fifty Million), or its equivalent in other currencies under provisions of Law 23,574 as amended, and other applicable regulations.

Cordially,

Adrián Hubert

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel